Exhibit 18.2

KPMG LLP	Telephone	612 305 5000
4200 Wells Fargo Center	Fax	612 305 5100
90 South Seventh Street	Internet	www.us.kpmg.com
Minneapolis, MN 55402

January 8, 2005

The Board of Directors

The Mosaic Company

12800 Whitewater Drive

Minnetonka, Minnesota 55343

Dear Directors:

We have been furnished with a copy of the Quarterly Report on Form 10-Q of The Mosaic Company (the Company) for the three-month and the six-month periods ended November 30, 2004, and have read the Company’s statements contained in note 3 to the condensed consolidated financial statements included therein. Note 3 to the condensed consolidated financial statements states that the Company has changed its method of applying the equity method of accounting for its investment in Fertifos S.A. (Fertifos) to include the results of operations for this investee in its reported results as of the dates and for the periods for which Fosfertil has made its financial information publicly available in Brazil, which results in a two month lag in the reporting of the Company’s interest in the earnings of Fertifos. The Company believes that its inclusion of the results of operations for Fertifos on a two-month lag basis is preferable because (i) there is no contractual or legal requirement, and thus there can be no assurance, that financial information for Fertifos that is more current than its financial information that is publicly available in Brazil would be available to the Company on a consistent and timely basis to enable the Company to meet its quarterly and annual financial reporting obligations to the Securities and Exchange Commission, and (ii) the Company has been advised by Brazilian counsel that, because Fertifos owns a controlling interest in Fosfertil S.A. (Fosfertil), and Fosfertil’s securities are publicly traded in Brazil, the Company’s release of information concerning Fertifos (and therefore, indirectly, Fosfertil) prior to Fosfertil’s disclosure of its financial results in Brazil could result in claims for violations of Brazilian insider trading or other securities laws under certain circumstances. In accordance with your request, we have reviewed and discussed with Company officials the circumstances and business judgment and planning upon which the decision to make this change in the method of accounting was based.

We have not audited any financial statements of the Company as of any date or for any period subsequent to May 31, 2004, nor have we audited the information set forth in the aforementioned note 3 to the condensed consolidated financial statements; accordingly, we do not express an opinion concerning the factual information contained therein.

With regard to the aforementioned accounting change, authoritative criteria have not been established for evaluating the preferability of one acceptable method of accounting over another acceptable method. However, for purposes of the Company’s compliance with the requirements of the Securities and Exchange Commission, we are furnishing this letter.

Based on our review and discussion, with reliance on management’s business judgment and planning, we concur that the newly adopted method of accounting is preferable in the Company’s circumstances.

Very truly yours,

KPMG LLP, a U.S. limited liability partnership, is the U.S.

member firm of KPMG International, a Swiss cooperative.